Schulte Roth & Zabel LLP

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New York, New York 10022

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www.srz.com

September 22, 2010

BY EDGAR

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549-3628

Attention:	Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	BlueLinx Holdings Inc.
Schedule TOT/13E-3 filed by Cerberus ABP Investor LLC and
Cerberus Capital Management, L.P.
Filed on August 2, 2010
File No. 5-80230

Dear Ms. Kim:

This letter is in response to the comments of the Staff set forth in its letter dated August 11, 2010 (the “Comment Letter”), concerning the above-referenced Schedule TO-T/13E-3 filed by Cerberus ABP Investor LLC (“Purchaser”) and Cerberus Capital Management, L.P. (“Cerberus”) on August 2, 2010, as amended.  For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to each corresponding comment.

On behalf of Purchaser and Cerberus, we have filed simultaneously by EDGAR Amendment No. 7 to the Schedule TO-T (“Amendment No. 7”) and the Second Supplement to the Offer to Purchase (the “Supplement”) addressing comments contained in the Comment Letter.  We note that the appropriate filing fee was previously sent to the Commission by wire transfer on August 2, 2010.  Capitalized terms used but not defined herein have the meaning given them in the Purchaser’s Offer to Purchase dated August 2, 2010.

Our responses to the Staff’s comments set forth in the Comment Letter are respectfully submitted as follows:

Schedule TO

Item 13.  Financial Statements

1.             Please update to incorporate by reference the financial information for the quarter ended July 3, 2010.  In addition, please update the summary financial information in the Offer to Purchase.

The revisions requested by the Staff have been made.

Offer to Purchase

General

2.             We note that the amended Schedule 13D filed on July 22, 2010 identifies Mr. Stephen Feinberg as the beneficial owner of 18 million shares.  In this regard, we note that it appears that the Schedule 13D should include separate filing pages and signature lines for each of Cerberus ABP Investor LLC, Cerberus Capital Management, L.P., and Craig Court; please revise or advise us.

The Schedule 13D, as amended (the “Schedule 13D”), filed by Mr. Stephen Feinberg with respect to BlueLinx Holdings Inc. (the “Company”) includes a filing page and a signature line only for Mr. Feinberg because Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of the 18,100,000 Shares of the Company held by Purchaser.  Item 2 of the Schedule 13D expressly states that “The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171.  Mr. Feinberg is the sole shareholder of Craig Court, Inc., which is the sole member of Craig Court GP, LLC, which serves as the sole general partner of Cerberus.  Cerberus serves as the sole managing member of Cerberus ABP.”

Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), provides that the beneficial owner of a security for purposes of section 13(d) and 13(g) of the Act is any person who has or shares “the power to vote, or to direct the voting of such security” and/or “the power to dispose, or to direct the disposition of, such security.”  Although the Shares are held by Purchaser (which is made clear throughout the Schedule 13D, including as noted above), for the reasons noted below, we believe that filing multiple filing pages, and including multiple signature lines, in the Schedule 13D would be more misleading, rather than informative, for the Company, the Securities and Exchange Commission, and the public generally.

Each of Purchaser, Craig Court, Inc., Craig Court GP, LLC and Cerberus were created at the direction of, and are under the ultimate direction and control of, Stephen Feinberg.  None of Purchaser or any of such other intermediate entities has the power to modify, alter, replace or terminate the voting and dispositive authority of Mr. Feinberg without his consent.  The disclosure in the Schedule 13D is designed to make clear to the capital markets that Mr.

Feinberg is the sole beneficial owner of the Shares, as determined in accordance with Rule 13d-3.  If additional filing pages and signature lines were to be added for these other entities, that merely would (i) add additional pages without adding any additional disclosure and (ii) require Mr. Feinberg to execute the Schedule 13D three or more additional times.

We recognize that there are many pooled investment management entities in the investment management industry that have boards of directors, boards of managers or other similar groups of persons that exercise voting and dispositive control of the securities held by the pooled investment vehicles that they manage.  In such instances, we believe that the filing pages and signature format suggested by the Staff would be appropriate.  However, as noted above, Purchaser and the other entities expressly described in the Schedule 13D are under the direction and control of Stephen Feinberg, and adding additional filing pages and signature lines to the Schedule 13D would be more misleading, rather than informative, to the investment community, largely because it would suggest that such other entities enjoy some independence from, or separation from, Mr. Feinberg with respect to the voting and disposition of the Shares.

3.             In addition, please advise us as to what consideration was given to whether Mr. Stephen Feinberg or Craig Court is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3.  Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons.  For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the Division’s Compliance and Disclosure Interpretations.  We may have further comment.

Consideration was given to whether Stephen Feinberg or Craig Court are affiliates engaged in the transaction for purposes of Rule 13e-3.  We have reviewed Interpretive Response 201.05 in the Going Private Transactions section of the Division’s Compliance and Disclosure Interpretations (which we note is primarily concerned with whether members of senior management of an issuer are deemed to be affiliates engaged in a going private transaction) and Section II.D.3 of the Current Issues Outline dated November 14, 2000.  Consistent with this guidance, Cerberus may be deemed to be an affiliate engaged in the going-private transaction because it is the managing member of Purchaser.  In response to the Staff’s Comment 4 below, the Offer to Purchase has been revised to clarify that Cerberus is an offeror and a filing person for purposes of Rule 13e-3.  With the disclosure of Cerberus as an offeror and as a filing person for purposes of the Schedule 13E-3, we believe that a look-through to each person controlling Cerberus is not necessary. The disclosure regarding Craig Court GP, LLC as general partner of Cerberus, Craig Court, Inc. as managing member of Craig Court GP, LLC and Stephen Feinberg as the sole director of Craig Court, Inc. is included in Annex A to the Offer to Purchase disseminated to all of the Company’s stockholders.  Repeating the same disclosure with respect to each person controlling Cerberus as is already disclosed for Purchaser and Cerberus would not provide stockholders with any additional disclosure.  For the reasons stated above, no additional parties have been added as filing persons.

4.             We note that on the cover page of the Schedule TO, you indicate that both Cerberus ABP Investors LLC and Cerberus Capital Management, L.P. are offerors.  Please revise the Offer to Purchase to disclose the identity of both offerors.  Similarly, please revise the Offer to Purchase to state that both offerors are filing persons for purposes of Rule 13e-3.

The revisions requested by the Staff have been made.

5.             Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  We note that you only include information for the Purchaser.  Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for Cerberus Capital Management, L.P. and any other additional filing persons.  For example, include a statement as to whether Cerberus Capital Management believes the Rule 13e-3 transaction is fair to unaffiliated security holders of the issuer and an analysis of the material factors upon which he/she relied in reaching such conclusion.  See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No 34-17719 (April 13, 1981).

The revisions requested by the Staff have been made.

Summary Term Sheet, page i

6.             We note the bidders’ right to waive conditions.  If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, it appears that the waiver of the 90% Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.  Please provide us with the bidders’ views on this issue and whether or not a waiver of the remaining conditions will constitute a material change.  See Rule 14d-4(d).

If Purchaser and Cerberus determine that a material condition to the tender offer has not been satisfied and makes a decision to waive that condition, Purchaser and Cerberus will make an appropriate announcement of that decision in a manner reasonably designed to inform the stockholders of the Company of that decision in accordance with Rule 14d-4(d) and any other applicable rules or interpretations of the Commission and its Staff.  Purchaser and Cerberus acknowledge that, in the event of any waiver of a condition to the Offer, applicable Exchange Act rules may require that the Offer be extended to the extent the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

7.             We note the discussion in the second-to-last bullet point on page i regarding future open market purchases.  Note that privately-negotiated or open-market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help you reach the 90% minimum threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect.  Please refer to Question 4 of Exchange Act Release No. 34-17719.  Please confirm your understanding.

Purchaser and Cerberus confirm their understanding that privately-negotiated or open-market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help Purchaser reach the 90% minimum threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect.

Have any lawsuits been filed in connection with the Offer, page vii

8.             Please revise, here and on page 34, to describe the Stadium Capital Management litigation, or advise us.

The revisions requested by the Staff have been made.

Introduction, page 1

9.             Please update the number of shares required to satisfy the Minimum Tender Condition.  Refer to the total number of shares outstanding disclosed in the most recent Form 10-Q.

The revisions requested by the Staff have been made.

Special Factors, page 3

Background, page 3

10.          Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting.  Please identify any advisors or other counsel and the members of management who were present at each meeting.  For example, describe why Cerberus decided to conduct the tender offer at this particular time in the issuer’s operating history, as opposed to another time, and how they decided upon the offer price.  In addition, you state that “more informed discussions could occur with the Special Committee after the Offer to Purchase was publicly available to stockholders.”  Please revise to update this section if any additional discussions occur.

The revisions requested by the Staff have been made.

11.          Please revise to [describe] any alternatives considered and the reasons for their rejection.  Refer to Item 1013(b) of Regulation M-A.

The revisions requested by the Staff have been made.

Position of Purchaser Regarding Fairness of the Offer  and the Merger page 6

12.          Please revise the first sentence to clarify that Rule 13e-3 requires each filing person to state whether the Rule 13e-3 transaction is fair to unaffiliated security holders of the issuer, not those unaffiliated with the Purchaser.

The revisions requested by the Staff have been made.

13.          Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction.  To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders.  In this regard, it does not appear that you have fully addressed going concern value and historical market prices during the past two years.  See Q&A No. 20 in Exchange Act Release No. 17719.  In addition, please revise to state whether any fairness opinions or other reports, opinions or appraisals as described in Item 1015 of Regulation M-A were obtained by the filing persons.

The revisions requested by the Staff have been made.

14.          Please further describe your analysis of the issuer’s enterprise value.

The revisions requested by the Staff have been made.

Effects of the Offer and the Merger, page 13

15.          Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated security holders, including the federal tax consequences to each.  Refer to Item 1013(d) of Regulation M-A.  Please describe both the benefits and detriments, which must be quantified to the extent possible.  Refer to Instruction 2 to Item 1013 of Regulation M-A.  Please also describe each affiliate’s interest in net book value and net earnings.  Refer to Instruction 3 to Item 1013 of Regulation M-A.

The revisions requested by the Staff have been made.

16.          Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

The revisions requested by the Staff have been made.

Related Party Transactions; Certain Transactions Between Purchaser . . ., page 16

17.          Please revise to include the information required by Item 1005(a) through (c) and (e) of Regulation M-A.  Refer to Item 5 of Schedule 13E-3.  Please also describe any transaction in your common stock during the past 60 days involving any of your affiliates.  See Instruction 1(c) to Item 1008(b) of Regulation M-A.

Purchaser and Cerberus have determined that no additional information is required to be disclosed pursuant to Items 1005(a) or (b) of Regulation M-A.  The information required to be disclosed by Item 1005(c) of Regulation M-A is disclosed in “SPECIAL FACTORS - Section 8.  Transactions and Arrangements Concerning the Shares” on page 15-16 of the Offer to Purchase.  Purchaser and Cerberus have disclosed that there have been no transactions by Purchaser or Cerberus in the Company’s common stock in Annex B to the Supplement.  The SC-TO has been revised to add an appropriate cross reference to Item 13.

18.          Please revise the second paragraph to further describe the related party transactions.

Purchaser and Cerberus respectfully submit that no further description of the related party transactions is required.  Purchaser and Cerberus have provided the disclosure in the second paragraph, which is identical to disclosure in the Company’s prior filings with the SEC, to inform stockholders of the types of related party transactions between Purchaser and Cerberus even though these transactions are not required to be disclosed pursuant to Item 1005(a) of Regulation M-A.

Acceptance for Payment and Payment for Shares, page 18

19.          We note your statement on page 19 and in the letter of transmittal that you reserve the right to transfer or assign the right to purchase shares in this offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Purchaser and Cerberus confirm that any entity assigned the right to purchase Shares in the Offer must be included as a bidder and that adding additional bidders may require dissemination of additional offer materials and extension of the term of the Offer.

Determination of Validity, page 22

20.          Explain to us the purpose of the language that any determination by you as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares “will be final and binding on all parties.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

The revisions requested by the Staff have been made.

Conditions of the Offer, page 31

21.          Please refer to the last paragraph in which you state that any condition may be waived by the Purchaser “in whole or in part at any time and from time to time.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer.  Please revise this language to clarify.

The revisions requested by the Staff have been made.

22.          Please refer to the last paragraph relating to your failure to exercise any of the rights described in this section.  This language implies that once a condition is triggered, you must decide whether or not to assert it.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so.  Please confirm your understanding supplementally, or revise your disclosure.

Purchaser and Cerberus confirm their understanding that proceeding with the Offer after a condition is triggered constitutes a waiver of the triggered condition and that such waiver may be sufficiently material to require an extension of the Offer.  Purchaser and Cerberus confirm their understanding that it may not simply fail to assert a triggered condition and not officially waive such triggered condition.

Annex B; Security Ownership of Certain Beneficial Owners and Management, page B-1

23.          We note that the ownership information differs from the information disclosed in the proxy statement filed by the issuer on April 16, 2010.  Please revise or advise us.

The disclosure in Annex B has been revised to conform to the prior disclosure in the Company’s Proxy Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2063 or Neil Rifkind of this firm at (212) 756-2565.

Sincerely,

/s/ Richard A. Presutti
Richard A. Presutti

cc:	Lisa Gray
Cerberus Capital Management, L.P.